UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-39025

9F Inc.

(Translation of registrant’s name into English)

Room 1207, Building No. 5, 5 West Laiguangying Road

Chaoyang District, Beijing 100012

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

9F Inc. Reports First Half 2024 Unaudited Financial Results

BEIJING, CHINA — September 27, 2024 — 9F Inc. (“9F” or “the Company”) (NASDAQ: JFU), a digital technology service provider aiming to empower institutional partners with advanced financial technologies, today announced its unaudited financial results for the first half year ended June 30, 2024.

First Half 2024 Financial Highlights

●	Total net revenues were RMB142.8 million (US$19.6 million), representing a decrease of 45.1% from RMB260.1 million in the first half of 2023. This was primarily due to the decrease in our technical services revenues resulting from the business contraction of our institutional partners, and the decrease in our sale income because of decline order volume resulting in a decrease of the amount of revenues recognized.

●	Net income was RMB 12.5 million (US$1.7 million), as compared to a net loss of RMB135.7 million in the first half of 2023. As our continued cost control efforts resulted in further decrease in total operating costs and expenses, we recorded a net income for the first half of 2024.

●	Adjusted net income[1] was RMB6.4 million (US$0.9 million), as compared to an adjusted net loss of RMB91.9 million in the first half of 2023.

●

Cash and cash equivalents and term deposits was RMB1,315.9 million (US$181.1 million), representing a 35.3% decrease compared with RMB2,032.9 million as of December 31, 2023. This was primarily due to our investment in marketable securities of RMB1,254.0 million.

Restricted cash was RMB167.1 million (US$23.0 million), representing a 25.0% increase from RMB133.7 million as of December 31, 2023, of which RMB44.8 million were cash subject to temporary judicial freeze in connection with certain ongoing litigations, and RMB122.3 million were cash we received from investors under Internet Securities Services for Hong Kong and U.S. stock markets for their investment in securities.

First Half 2024 Financial Results

Total net revenues were RMB142.8 million (US$19.6 million), representing a decrease of 45.1% from RMB260.1 million in the first half of 2023.

●	Sales income revenues were RMB 44.8 million (US$6.2 million) in the first half of 2024, representing an decrease of 53.5% from RMB 96.4 million in the first half of 2023. Along with the downturn in the retail industry in general, the total sales orders of our e-commerce business fell rapidly.

●	Technical services revenues were RMB78.5 million (US$10.8 million) in the first half of 2024, representing decrease of 46.9% from RMB147.9 million in the first half of 2023. The decrease was primarily due to the decrease in demand of our technical services by our institutional partners because of their business contraction, which was in turn due to the depressed market situation.

●

Post-origination services revenues. Pursuant to industry-wide policy requirements, we ceased publishing information relating to new offerings of investment opportunities in fixed income products in late 2020 and the rights of investors in then existing loans underlying the fixed income products have been transferred to certain licensed asset management companies. During past years, we continued to provide certain services in connection with unpaid loans facilitated prior to the cessation of our online lending information intermediary services, and rest of deferred revenue carried in the period. No Post-origination services revenues were recognized during the six months ended June 30, 2024.

●

Other revenues were RMB19.5 million (US$2.7 million) in the first half of 2024, representing increase of 30.9% from RMB14.9 million in the first half of 2023 primary resulting from the increase in our wealth management services revenues, which was in turn mainly due to good performance of our HK insurance brokerage services.

1	“Adjusted net income (loss)” is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section entitled “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release. Adjusted net income (loss) excludes the effect of share-based compensation expenses, impairment loss of investments, impairment of goodwill, impairment loss of intangible asset and tax effect of adjustments.

Total operating costs and expenses were RMB213.0 million (US$29.3 million), representing a decrease of 43.1% from RMB374.5 million in the first half of 2023, consisted of (i) Sales and marketing expenses of RMB7.6 million (US$1.0 million) in the first half of 2024, representing a decrease of 44.9% from RMB13.8 million in the first half of 2023, (ii) Origination and servicing expenses of RMB64.2 million (US$8.8 million) in the first half of 2024, representing an increase of 94.5% from RMB33.0 million in the first half of 2023, (iii) General and administrative expenses of RMB115.4 million (US$15.9 million) in the first half of 2024, representing a decrease of 22.6% from RMB149.0 million in the first half of 2023, and (iv) Provision for doubtful contract assets and receivables of RMB14.1 million (US$1.9 million) in the first half of 2024, as compared to Provision for doubtful contract assets and receivables of RMB144.6 million in the first half of 2023, as well as the cost of sales of RMB11.8 million (US$1.6 million) in the first half of 2024, representing a decrease of 65.4% from RMB34.1 million in the first half of 2023.

Interest income was RMB45.0 million (US$6.2 million) in the first half of 2024, compared with RMB31.8 million in the first half of 2023.

Income tax expense was RMB5.7 million (US$0.8 million) in the first half of 2024, compared with RMB11.7 million in the first half of 2023. In the first half of 2024, the adjusted pre-tax net income of certain of our subsidiaries decreased significantly as compared to the first half of 2022, which in turn resulted in the decrease in our income tax expense.

Net income was RMB12.5 million (US$1.7 million) in the first half of 2024, compared with net loss of RMB135.7 million in the first half of 2023.

Adjusted net income2 was RMB6.4 million (US$0.9 million), compared with adjusted net loss of RMB91.9 million in the first half of 2023.

As of June 30,2024, the Company had cash and cash equivalents and term deposits of RMB1,315.9 million (US$181.1 million).

Use of Non-GAAP Financial Measures

The Company uses adjusted net income (loss), a non-GAAP financial measure, in evaluating its operating results and as a supplemental measure to review and assess its financial and operational performance. The Company believes that adjusted net income (loss) provides useful information about its core operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The Company also believes that adjusted net income (loss), which excludes the effect of share-based compensation expenses, impairment loss of investments, impairment of goodwill, impairment loss of intangible asset and tax effect of adjustments, helps identify underlying trends in its business and helps the Company’s management formulate business plans.

Adjusted net income (loss) is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider it in isolation, or as a substitute for net income (loss), cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Other companies, including peer companies in the industry, may calculate this non-GAAP measure differently, which may reduce its usefulness as a comparative measure. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

2	“Adjusted net income (loss)” is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release. Adjusted net income (loss) excludes the effect of share-based compensation expenses, impairment loss of investments, impairment of goodwill, impairment loss of intangible asset and tax effect of adjustments.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating the Company’s performance. For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the rate in effect as of June 30, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The percentages stated are calculated based on RMB amounts.

The functional currency of certain of our subsidiaries is local currency (such as Hong Kong dollars) other than RMB or U.S. dollars. In preparing our unaudited financial results contained in this announcement, (i) assets and liabilities are translated from such entity’s functional currency to RMB using the exchange rates in effect on the balance sheet date, (ii) equity amounts are translated at historical exchange rates, and (iii) revenues, expenses, gains and losses are translated using the average rates for the six months ended June 30, 2024.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market, regulatory and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to continue or to complete its ongoing business transformation, its ability to attract and retain investors on its platform, its ability to apply for or obtain any license, its ability to expand into any new market, its ability to compete effectively, its ability to comply with any applicable laws, regulations and governmental policies in China or elsewhere, general economic conditions in China and elsewhere, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq, including its ability to cure any non-compliance with the Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Neither track record nor past performance is indicative of future results. 9F Inc. does not guarantee any specific outcome (including the outcome of its ongoing business transformation) or profit.

All information provided in this press release is as of the date of this press release, and subject to change without notice. 9F Inc. does not undertake any obligation to update information contained herein as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media enquiries, please contact:

In China:

9F Inc.

E-mail: ir@9fbank.com.cn

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	1,686,342	1,038,511	142,904
Restricted cash	133,678	167,081	22,991
Term deposit	346,636	277,415	38,174
Investment in marketable securities	427,966	1,274,572	175,387
Accounts receivable, net	38,038	42,170	5,803
Other receivables, net	50,313	51,682	7,112
Loan receivables, net	13,425	964	133
Prepaid expenses and other assets	165,957	189,288	26,047
Long-term investment, net	1,067,444	973,445	133,950
Operating lease right-of-use assets, net	18,156	14,703	2,023
Property, equipment and software, net	61,790	57,271	7,881
Intangible asset, net	29,498	27,148	3,736
Total assets	4,039,243	4,114,250	566,141

Liabilities
Deferred revenue	5,326	5,326	733
Payroll and welfare payable	10,957	7,978	1,098
Income tax payable	291,034	314,486	43,275
Accrued expenses and other liabilities	134,018	157,914	21,730
Operating lease liabilities	14 ,721	11,566	1,592
Amounts due to related parties	4,623	4,623	636
Deferred tax liabilities	6,049	5,617	773
Total liabilities	466,728	507,510	69,837

Shareholder’s equity
Class A ordinary shares(US$ 0.00001 par value; 4,600,000,000 shares authorized as of December 31, 2023 and June 30,2024; 174,304,260 shares issued and outstanding as of December 31,2023 and June 30, 2024,respectively)	1	1	—
Class B ordinary shares (US$ 0.00001 par value; 200,000,000 shares authorized as of December 31, 2023 and June 30,2024; 61,162,400 shares issued and outstanding as of December 31, 2023 and June 30,2024,respectively)	1	1	—
Additional paid-in capital	5,713,935	5,713,935	786,264
Statutory reserves	465,495	465,495	64,054
Deficit	(2,826,543)	(2,822,374)	(388,372)
Accumulated other comprehensive income	165,009	195,107	26,848
Total 9F Inc. shareholders’ equity	3,517,898	3,552,165	488,794
Non-controlling interest	54,617	54,575	7,510
Total shareholders’ equity	3,572,515	3,606,740	496,304
TOTAL LIABILITIES AND SHAREHOLDERS’’ EQUITY	4,039,243	4,114,250	566,141

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for number of shares and per share data, or otherwise noted)

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2024	Six Months Ended June 30, 2024
	RMB	RMB	US$
Revenue:
Sales income	96,415	44,750	6,158
Cost of goods sold	(34,131)	(11,786)	(1,622)
Gross Profit	62,284	32,964	4,536
Technical services	147,873	78,507	10,803
Post-origination services	906	—	—
Other	14,883	19,510	2,685
Total net revenues	260,077	142,767	19,646

Operating costs and expenses:
Sales and marketing	(13,797)	(7,612)	(1,047)
Origination and servicing	(32,953)	(64,192)	(8,833)
General and administrative	(148,983)	(115,350)	(15,873)
Provision for doubtful contract assets and receivables	(144,649)	(14,100)	(1,940)
Total operating costs and expenses	(374,513)	(213,040)	(29,315)
Operating (loss)	(114,436)	(70,273)	(9,669)
Interest income	31,792	44,994	6,191
Impairment loss of investments	(26,923)	146	20
Unrealized loss of investment in marketable securities	(25,820)	10,784	1,484
Other income (loss), net	1,323	14,132	1,945
(Loss) before income tax expense and share of profit in equity method investments	(134,064)	(217)	(29)
Income tax expense	(11,714)	(5,682)	(782)
Income in equity method investments, net	10,075	18,374	2,528
Net income (loss)	(135,703)	12,475	1,717

Net loss attributed to the non-controlling interest shareholders	29	24	3
Net loss attributable to 9F Inc. ordinary shareholders	(135,674)	12,499	1,720

Net loss per ordinary share:
Basic	(0.58)	0.08	0.01
Diluted	(0.58)	0.08	0.01

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic	234,934,057	235,466,660	235,466,660
Diluted	234,934,057	235,466,660	235,466,660

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for number of shares and per share data, or otherwise noted)

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2024	Six Months Ended June 30, 2024
	RMB	RMB	USD
Net income (loss)	(135,703)	12,475	1,717
Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax of nil	211,405	104,119	14,327
Total comprehensive loss	75,702	116,594	16,044
Total comprehensive income (loss) attributable to the non-controlling interest shareholders	29	24	3
Total comprehensive loss attributable to 9F Inc	75,731	116,618	16,047

9F Inc.

Reconciliations of GAAP And Non-GAAP Results

(Amounts in thousands, except for number of shares and per share data, or otherwise noted)

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2024	Six Months Ended June 30, 2024
	RMB	RMB	USD
Net (loss) income	(135,703)	12,475	1,717
Add:
Share-based compensation	2,331	2,388	329
Impairment loss of investments	26,923	(146)	(20)
Unrealized loss of investment in marketable securities	25,820	(10,784)	(1,484)
Less: Tax effect of adjustments	(11,277)	2,500	344
Non-GAAP Adjusted net (loss)income	(91,906)	6,433	886

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

Date: September 27, 2024